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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

HealthGate Data Corp.

(Name of Issuer)

Common Stock, $.03 par value

(Title of Class of Securities)

42222 H

(Cusip Number)

October 27, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 5 Pages

13G
CUSIP No. 42222 H			Page 2 of 5 Pages

1.	Name of Reporting Person: EBM Solutions, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,085,381

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,085,381

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,085,381

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 19.1%

12.	Type of Reporting Person: CO

CUSIP NO. 42222 H	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:	HealthGate Data Corp. (“HDC”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:	25 Corporate Drive, Suite 310, Burlington, Massachusetts 01803

Item 2(a)	Name of Person Filing:	EBM Solutions, Inc.

Item 2(b)	Address of Principal Business Office:	5409 Maryland Way, Suite 310 Brentwood, TN 37027-5068

Item 2(c)	Organization/Citizenship:	Delaware corporation

Item 2(d)	Title of Class of Securities:	Common stock, $.03 par value (“Common Stock”)

Item 2(e)	CUSIP Number:	42222 H

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of HDC
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose

EBM Solutions, Inc.	1,085,381 (2)	19.1%	1,085,381	—	1,085,381	—

(1)	Based on 5,346,988 shares of Common Stock outstanding (according to HDC’s Form 10-Q, filed November 10, 2003), plus 333,333 shares of Common Stock subject to a warrant.

(2)	Includes 333,333 shares that the reporting person has the right to acquire upon exercise of a warrant.

CUSIP NO. 42222 H	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 42222 H	13G	Page 5 of 5 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EBM SOLUTIONS, INC.

	By:	/s/ Eric Thrailkill

	Name:	Eric Thrailkill

	Title:	President and Chief Operating Officer

Date: February 13, 2004